FORM 6-K
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of            August                                  2005
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Commission File Number      000-29898
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                           Research In Motion Limited
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                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                  Form 40-F    X
                         -------------                ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                         No   X
                    ----------------           -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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                                 DOCUMENT INDEX


Document
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   1.       News Release dated August 31, 2005 ("Indosat and Nokia         3
            Launch BlackBerry Connect with the Nokia 9300 smartphone and Nokia 9500 Communicator in Indonesia")

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                                                                     Document 1


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[RIM logo omitted]

                                                                   News Release

                                                                August 31, 2005

FOR IMMEDIATE RELEASE

Indosat and Nokia Launch BlackBerry Connect with the Nokia 9300 smartphone and Nokia 9500 Communicator in Indonesia

Jakarta, Indonesia and Waterloo, ON - Indosat (JSX:ISAT; NYSE:IIT), Nokia (NYSE: NOK) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced BlackBerry(R) Connect(TM) for the Nokia 9300 smartphone and Nokia 9500 Communicator to Indosat customers in Indonesia.

RIM's BlackBerry Connect licensing program allows users of the Nokia 9300 and Nokia 9500 to connect to proven and popular BlackBerry services while maintaining the existing Nokia device capabilities. BlackBerry provides an efficient and reliable communications platform that can automatically deliver email to the Nokia devices with support for attachment viewing as well remote address lookup and up-to-date calendar information.

"Adding BlackBerry connectivity to Nokia's high-end enterprise devices increases customer choices," commented Wahyu Wijayadi, Director of Corporate Market at PT Indosat. "The `push' based BlackBerry technology supported by Indosat's strong signal, comprehensive national network and roaming capability will enable Matrix's users to access their email using the Nokia 9300 and Nokia 9500."

"The growth in the demand for mobility solutions has substantially expanded over the last year, driven by the fact that many of the Indonesia workforces are now mobile. Mobility has emerged as a priority investment area for business people and we believe that the form factor of the Nokia 9300 smartphone and Nokia 9500 Communicator with their large color screens, straightforward menu navigation and integrated QWERTY keyboards, coupled with BlackBerry service, makes them ideal handsets for mobile connectivity and email," added Hasan Aula, General Manager Mobile Phones at Nokia Indonesia.

"We are pleased to work with Indosat to expand its BlackBerry portfolio in Indonesia. Customers around the world continue to choose BlackBerry for its unique architecture and its ability to keep mobile professionals connected to important communications and information," said Norm Lo, Vice President, Asia Pacific at Research In Motion. "BlackBerry Connect allows Indosat's customers to leverage the BlackBerry architecture and infrastructure while also taking advantage of the robust features available on the Nokia 9300 and Nokia 9500 devices."

Together, BlackBerry Connect and BlackBerry Enterprise Server(TM) enable:

o        "Push" based wireless email access
o        Wireless email reconciliation
o        Remote address book look-up
o        Wireless calendar synchronization
o Attachment viewing for many popular file formats including Word, Excel, PowerPoint, PDF and Zip files
o        Triple DES security


The Nokia 9300 smartphone and Nokia 9500 Communicator offer features such as:

o        Advanced voice features: hands-free speakerphone, conference calling
o        Messaging options: Email with attachments, SMS, MMS
o        Organiser: Calendar, Contacts, Tasks with PC synchronisation via Nokia
         PC Suite
o        Large memory storage: 80MB built-in memory plus MultiMediaCard (MMC)
o        Tri-band (EGSM 900/1800/1900) for use on five continents
o Bluetooth audio support for handsfree conversations, USB and Infrared connectivity for easy data transfer and synchronization
o Security features including SSL/TLS, IPsec VPN for secure mobile access

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o        High speed Internet browsing via HTML 4.01 and JavaScript 1.3
o Built-in office tools supporting documents, spreadsheets, presentations and a PDF viewer

The Nokia 9300 and Nokia 9500 with BlackBerry Connect can be enjoyed by Matrix customers in Java and Bali and will be available in select Indosat retail outlets. Current owners of the devices are advised to contact a Nokia Professional Centre for information on how to upgrade their handsets to the appropriate version of phone software and BlackBerry software. The customers can also contact Indosat Gallery to get a BlackBerry-provisioned Matrix SIM Card.

For corporate customers, BlackBerry Enterprise Server(TM) tightly integrates with Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service(TM) allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Indosat
Indosat is a leading telecommunication and information provider in Indonesia, which provides: cellular, fixed telecommunication (including fixed wireless access services) and multimedia, data communication & internet (MIDI). After merging with its 2 subsidiaries, Indosat is well-positioned to be the telecommunication service provider with a comprehensive range of products offerings in Indonesia.

Indosat is the second largest cellular operator in Indonesia and the primary provider of international telecommunications services.

For further information, please visit Indosat website www.indosat.com.

About Nokia Enterprise Solutions

Enterprise Solutions is the arm of Nokia, which are dedicated to help businesses and institutions worldwide in improving their performance through extended mobility. Its end-to-end solution offerings range from business optimised mobile devices on the front end, to a robust portfolio of mobile business optimised gateways in the back end, including: wireless email and internet, application mobility, virtual private networks, and firewalls. As the global leader in mobile enterprise voice, Nokia is well positioned to help companies to mobilise data and free their workforces, while ensuring the security and reliability of their networks. Nokia believes that business mobility will fundamentally change the way people work. www.nokia.com.


About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerryO wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

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Investor Contact:
Research In Motion Investor Relations
1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Research In Motion Limited
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                                                     (Registrant)

Date:   August 31, 2005                 By: /s/ Angelo Loberto
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                                                      (Signature)
                                            Angelo Loberto
                                            Vice President, Finance